

Imperial Metals

Imperial Metals Corporation



NEWS RELEASE

Imperial Reports Encouraging Exploration Results at Mount Polley Mine

Vancouver (April 6, 2006) - **Imperial Metals Corporation (III-TSX)** reports significant mineralization was encountered in C2 Zone drilling. Hole C206-01 intersected 45.0 metres of 1.23% copper and 1.77 g/t gold. Hole C206-04 intersected 45.7 metres of 1.09% copper and 2.41 g/t gold. Both these intercepts, in magnetite breccia, are relatively shallow beginning at 22.5 metres and 37.5 metres, respectively. The C2 Zone is located just south of the Cariboo Pit. Drilling in magnetite breccia, a high priority exploration target at Mount Polley, has yielded the best results to date in the current drilling. Exploration will continue with the intention of providing a new source of high grade mill feed less than 300 metres from the crusher. Select results from the nine holes targeting the magnetite breccia intercepted in hole C206-01 are as follows:

Drill Hole #	Azimuth	Dip	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t
C206-01	0°	-90°	164.3	22.5	-	67.5	45.0	1.23	1.77
C206-04	0°	-90°	124.7	37.5	-	83.2	45.7	1.09	2.41
C206-05	270°	-55°	99.7	12.2	-	62.5	50.3	0.62	0.80
including				25.0	-	55.0	30.0	0.88	1.21

Two holes were also drilled in an attempt to extend the C2 Zone to the south. Hole C206-11, drilled 50 metres further south than any previous drilling in the C2 Zone, encountered 0.36% copper and 0.81 g/t gold over 35 metres. This opens up the C2 Zone for exploration potential to the south in an area covered by overburden and untested by drilling.

Drilling at the Tall Fir Zone returned highly anomalous gold values over a significant interval in TF06-02 (140 metres grading 0.17 g/t gold) but with very low copper values (0.05%). Most mineralization in this general area of the property has a high gold to copper ratio but the Tall Fir Zone is the first area to reveal a "gold only" population over any significant interval.

Four holes were drilled in the Bell Pit to provide information for mine scheduling in the south end of the pit. The best result was hole BD06-04 which intercepted 113.3 metres grading 0.32% copper and 0.59 g/t gold from 3.1 metres to 116.3 metres.

The deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated. Patrick McAndless, P.Geo. is the Qualified Person as defined by National Instrument 43-101 for the exploration program. Samples for the current diamond drilling program were analyzed at the Mount Polley Mine laboratory. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the lab.

Drilling in 2006 will continue to investigate exploration targets generated in 2005 and expansion of existing zones. A table of the drill results is available on Imperial's website at *www.imperialmetals.com.* The producing Mount Polley copper/gold mine, wholly owned by Imperial, is located 56 kilometres northeast of Williams Lake, BC.

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For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 // info@imperialmetals.com


BELL PIT
BD06-04
BD06-01
BD06-02
BD06-03
CARIBOO PIT
C2 ZONE
MOUNT POLLEY MILL SITE
TALL FIR ZONE
TF06-01
TF06-02
TF06-04
TF06-05
SOUTHEAST ZONE
PROPERTY BOUNDARY
C206-02
C206-04
C206-01
C206-05
C206-03
C206-06
C206-07
C206-09
C206-08
C206-10
C206-11
C2 ZONE
0 50 100 200 Metres
Imperial Metals
MOUNT POLLEY PROPERTY
DIAMOND DRILLING
Drill Holes
Hole Traces
Roads
0 100 200 400 Metres
DATE : 04/06/2006

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer")

Item 2. Date of Material Change

April 6, 2006

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on April 6, 2006 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer reported significant mineralization was encountered in C2 Zone drilling. Hole C206-01 intersected 45.0 metres of 1.23% copper and 1.77 g/t gold. Hole C206-04 intersected 45.7 metres of 1.09% copper and 2.41 g/t gold. Both these intercepts, in magnetite breccia, are relatively shallow beginning at 22.5 metres and 37.5 metres, respectively. The C2 Zone is located just south of the Cariboo Pit. Drilling in magnetite breccia, a high priority exploration target at Mount Polley, has yielded the best results to date in the current drilling. Exploration will continue with the intention of providing a new source of high grade mill feed less than 300 metres from the crusher.

Drilling at the Tall Fir Zone returned highly anomalous gold values over a significant interval in TF06-02 (140 metres grading 0.17 g/t gold) but with very low copper values (0.05%). Most mineralization in this general area of the property has a high gold to copper ratio but the Tall Fir Zone is the first area to reveal a "gold only" population over any significant interval.

Four holes were drilled in the Bell Pit to provide information for mine scheduling in the south end of the pit. The best result was hole BD06-04 which intercepted 113.3 metres grading 0.32% copper and 0.59 g/t gold from 3.1 metres to 116.3 metres.

The deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated.

Item 5. Full Description of Material Change

The Issuer reported significant mineralization was encountered in C2 Zone drilling. Hole C206-01 intersected 45.0 metres of 1.23% copper and 1.77 g/t gold. Hole C206-04 intersected 45.7 metres of 1.09% copper and 2.41 g/t gold. Both these intercepts, in magnetite breccia, are relatively shallow beginning at 22.5 metres and 37.5 metres, respectively. The C2 Zone is located just south of the Cariboo Pit. Drilling in magnetite breccia, a high priority exploration target at Mount Polley, has yielded the best results to date in the current drilling. Exploration will continue with the intention of providing a new source of high grade mill feed less than 300 metres from the crusher. Select results from the nine holes targeting the magnetite breccia intercepted in hole C206-01 are as follows:



Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports Encouraging Exploration Results at Mount Polley Mine

Vancouver (April 6, 2006) - **Imperial Metals Corporation (III-TSX)** reports significant mineralization was encountered in C2 Zone drilling. Hole C206-01 intersected 45.0 metres of 1.23% copper and 1.77 g/t gold. Hole C206-04 intersected 45.7 metres of 1.09% copper and 2.41 g/t gold. Both these intercepts, in magnetite breccia, are relatively shallow beginning at 22.5 metres and 37.5 metres, respectively. The C2 Zone is located just south of the Cariboo Pit. Drilling in magnetite breccia, a high priority exploration target at Mount Polley, has yielded the best results to date in the current drilling. Exploration will continue with the intention of providing a new source of high grade mill feed less than 300 metres from the crusher. Select results from the nine holes targeting the magnetite breccia intercepted in hole C206-01 are as follows:

Drill Hole #	Azimuth	Dip	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t
C206-01	0°	-90°	164.3	22.5	-	67.5	45.0	1.23	1.77
C206-04	0°	-90°	124.7	37.5	-	83.2	45.7	1.09	2.41
C206-05	270°	-55°	99.7	12.2	-	62.5	50.3	0.62	0.80
including				25.0	-	55.0	30.0	0.88	1.21

Two holes were also drilled in an attempt to extend the C2 Zone to the south. Hole C206-11, drilled 50 metres further south than any previous drilling in the C2 Zone, encountered 0.36% copper and 0.81 g/t gold over 35 metres. This opens up the C2 Zone for exploration potential to the south in an area covered by overburden and untested by drilling.

Drilling at the Tall Fir Zone returned highly anomalous gold values over a significant interval in TF06-02 (140 metres grading 0.17 g/t gold) but with very low copper values (0.05%). Most mineralization in this general area of the property has a high gold to copper ratio but the Tall Fir Zone is the first area to reveal a "gold only" population over any significant interval.

Four holes were drilled in the Bell Pit to provide information for mine scheduling in the south end of the pit. The best result was hole BD06-04 which intercepted 113.3 metres grading 0.32% copper and 0.59 g/t gold from 3.1 metres to 116.3 metres.

The deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated. Patrick McAndless, P.Geo. is the Qualified Person as defined by National Instrument 43-101 for the exploration program. Samples for the current diamond drilling program were analyzed at the Mount Polley Mine laboratory. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the lab.

Drilling in 2006 will continue to investigate exploration targets generated in 2005 and expansion of existing zones. A table of the drill results is available on Imperial's website at *www.imperialmetals.com.* The producing Mount Polley copper/gold mine, wholly owned by Imperial, is located 56 kilometres northeast of Williams Lake, BC.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 // info@imperialmetals.com